Enterra Energy Trust Appoints Don Klapko as President, CEO and a Director

Calgary, Alberta – (Marketwire – June 30, 2008) – The Board of Directors of Enterra Energy Corp., which is the administrator of Enterra Energy Trust (“Enterra” or the “Trust”), has appointed Don Klapko as President and Chief Executive Officer, and a Director effective immediately.  Mr. Klapko has served as Senior Executive Management Consultant to Enterra since November, 2007.

Peter Carpenter, Chairman of the Board, commented, “The Board is extremely pleased that Don Klapko has accepted the role of President and Chief Executive Officer of Enterra.  Don’s commitment during his seven month senior executive management consulting role has been exemplary as well as very effective.  The results speak for themselves, both in our unit price and in the underlying performance of the Trust’s business.  On behalf of the Board of Directors, I welcome Don to his new position.”

Don Klapko said, “I am excited about Enterra and the opportunity to take on this role.  The last half year has not been easy, but our management team and employees have really pulled together to meet our challenges head on.  This is a team that is goal-oriented, and our stated goal for 2008 is to increase operating efficiency and focus.  Our efforts have begun to bear fruit, and I am optimistic about the future.”

Don Klapko has over 30 years of oil and gas industry experience with the last nine years directly involved at the executive management level, most recently as President and Director of Trigger Resources Ltd., a private exploration and production company, and prior to that at Rio Alto Exploration Ltd. as Vice President of Operations. Earlier, Mr. Klapko worked in various technical and supervisory positions in oil and gas facilities, mechanical and operations functions.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com